                                                  Exhibit 99(1)


Farmer Mac NEWS
      Federal Agricultural Mortgage Corporation, 919 18th Street, NW,
                     Suite 200, Washington, D.C. 20006


FOR IMMEDIATE RELEASE                   CONTACT
February 13, 1996                       Thomas R. Clark

                                        202-872-7700

            FARMER MAC REFORM LEGISLATION BECOMES LAW

President Clinton signed into law dramatic reforms to the Farmer
Mac secondary market for agricultural and rural housing mortgage loans. Farmers, ranchers, rural homeowners, agricultural lenders and capital market investors stand to benefit from the new legislation.

      Washington, D.C. -- On Saturday, February 10th President Clinton signed important legislation, significantly reforming the statutory charter under which the Farmer Mac (Federal Agricultural Mortgage Corporation) agricultural and rural housing secondary market operates. The "Farm Credit System Reform Act of 1996" authorizes Farmer Mac to purchase eligible mortgages directly from originating lenders and to issue to capital market investors securities backed by those mortgages and Farmer Mac's guarantee. The new law also removes the former requirement of a 10% subordinated securities structure for Farmer Mac mortgage pools and delays for three years the imposition of higher regulatory capital requirements upon Farmer Mac.

      "The enactment of this legislation enables Farmer Mac to become a true secondary market, delivering to agricultural and rural housing borrowers the same benefits that Fannie Mae and Freddie Mac have so effectively provided to residential borrowers in metropolitan areas," stated Farmer Mac President Henry Edelman. With the new legislative authorities in place, "we anticipate that this year Farmer Mac will offer intermediate- and long-term, fixed rate loan products to interested lenders at rates as much as one-half percent below current levels. Our improved secondary market program will be readily available to lenders and borrowers throughout the United States," Mr. Edelman continued.

      Intensive efforts to establish a viable Farmer Mac program through certified poolers during the last several years were hindered by provisions of the original statute which reduced the competitiveness of the program and limited its flexibility. The legislative reforms remove the most serious hindrances of the original statute. The one bright light in Farmer Mac's 1995 program was the "AgFunding" (National AgriMortgage Funding) pooling operation under a strategic alliance agreement with Farmer Mac and the Western Farm Credit Bank, Sacramento,
California. Although that program was off to an impressive start, the new legislation was needed to boost total business volume into Farmer Mac to a level that will facilitate profitable operation of the corporation before increased regulatory capital requirements trigger. The new law delayed those requirements from late 1996 to late 1999, though requiring Farmer Mac to raise its capital to $25 million from the current $11 million level by February 1998.

       "Farmer   Mac  is  now  well-positioned  to  fulfill   its
Congressional mandate of providing competitively priced intermediate- and long-term agricultural and rural housing mortgages to the farmers, ranchers and rural homeowners of this nation. The Board of Directors and management of Farmer Mac are grateful to Congress and the President for their support of these important reforms," Mr. Edelman stated. Farmer Mac is in the process of developing streamlined procedures for the direct purchase of loans under its new authorities. Meanwhile, the Farmer Mac program will continue to be available through its existing certified poolers. Mr. Edelman noted that those poolers will be able to offer lower funding rates immediately as a result of the elimination of the subordination requirement. "We expect to implement the new pooling authorities fully as soon as safe and sound operating procedures are in place, and we look forward to realization of the full potential of the Farmer Mac programs through these new authorities," Mr. Edelman concluded.

      A brief summary of the major provisions of the Farm Credit System Reform Act of 1996 is attached to this press release. Additional details on the reforms and information regarding their implementation by Farmer Mac are available through the contact person listed above.

                          --  more  --

              FARM CREDIT SYSTEM REFORM ACT OF 1996
                     H.R. 2029 (PL 104-105)
                        February 10, 1996


Short  summary of legislative reforms to the Farmer  Mac  statute
(Farm Credit Act of 1971, Title VIII) included in the Farm Credit
System Reform Act of 1996 --

* Authorizes Farmer Mac to act as a pooler (certified facility) of qualified loans, including the power to buy loans directly from originators, to issue guaranteed securities backed by such loans and to act through an affiliate.

* Eliminates the mandatory 10% minimum cash reserve or subordinated participation interest required with each pool.

* Requires Farmer Mac to increase its core capital to at least $25 million and limits Farmer Mac's business volume to no more than $3 billion until the $25 million capital level is achieved. In addition, the bill sunsets Farmer Mac's authority to conduct new business if the $25 million capital level is not reached within 2 years after enactment of the Farmer Mac reforms.

* Establishes new higher minimum capital levels supported by FCA for Farmer Mac. A three year capital transition is provided for the full implementation by FCA of Farmer Mac's regulatory capital requirements (risk-based, minimum and critical capital), except that, full minimum capital requirements are triggered at the end of two years if Farmer Mac's total capital level is less than $25 million.

* Provides complete authority for the FCA to appoint a receiver for Farmer Mac if the efforts to rebuild the secondary market business under the reformed structure do not succeed and the FCA determines that a wind-up of the Farmer Mac operation is necessary.

* Directs the Federal Reserve Banks to act as depositories and fiscal agents for Farmer Mac securities and mandates access to the Federal Reserve System book-entry system for Farmer Mac securities.

* Amends the definition of rural housing to clarify that the reference to "dwelling" means only the building(s) and not the land associated with the building.

* Eliminates the restriction against including two or more loans made to related borrowers in the same Farmer Mac pool and other pool standards.

* Clarifies that the Farmer Mac exemption from state usury laws includes exemption for yield maintenance payments and prepayment penalties.

* Exempts FCS loans originated for sale into Farmer Mac from borrower stock and borrowers' rights requirements in the Farm Credit Act of 1971.

                            * * * * *